

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2024

Jane Sheere
Secretary
Brookfield Infrastructure Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed November 1, 2024**
> **File No. 333-278737**

Dear Jane Sheere:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form F-3 filed November 1, 2024

Cover Page

1. Please revise your cover page, and other appropriate parts of the prospectus, to better explain the offering being registered. In particular, please clarify each of the following nine items:
    - What are the exact transactions being registered pursuant to this registration statement?
    - Why the securities may be issued by the partnership or delivered by BIPC?
    - How will the method be determined in any given exchange?
    - What are the circumstances under which LP Units may be sold in connection with an acquisition of the exchangeable shares?

- Why have you replaced Existing BIPC with a new entity, 1505109 B.C. Ltd., as issuer in the arrangement?
- As to the LP Units that may be issued in the future, are there any currently planned offerings?
- Under what circumstances would Brookfield Corporation need to satisfy the obligations of the partnership or BIPC?
- What is the purpose of the rights agreement?
- Will the LP Units offered under this registration statement be issued pursuant to the rights agreement?

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher Bornhorst